Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

06015190

SEC MAIL PROCESSING
RECEIVED
JUL 17 2006
WASH, D.C. 199 SECTION

July 11, 2006

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Donna Balon
Vice President

PROCESSED
JUL 18 2006
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

Dlw 7/18

Man Group plc
11 July 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 10 July 2006, the Net Asset Value of Man AHL Diversified Futures Ltd was US$28.05.

Track Record: From inception on 12 May 1998

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 17 2006
WASH, D.C. 199

	Key Statistics
Last week	-0.88%
Last 12 months	+18.0%
Annualised return since inception	+13.8%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT

This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc 11 July 2006 Annual General Meeting resolutions.

All the proposed business of the Annual General Meeting held on 11 July 2006 was duly carried with the requisite majority.

Copies of all Annual General Meeting resolutions other than in relation to ordinary business have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7676 1000

Press Release

Man Group plc

11 July 2006

AGM and Quarterly Funds Under Management Statement

Harvey McGrath, Chairman of Man Group plc, will make the following comments at today's Annual General Meeting.

AGM Statement

"Demand for our fund products has been very strong, both from private investors and institutions. Sales in the period since year-end were over $5 billion. Group funds under management have increased from $49.9 billion at the end of March, to over $54 billion at 30 June. The Group's Brokerage business, Man Financial, has started the year strongly and has seen record volumes in the first quarter. In addition, Refco continues to contribute ahead of expectations at the time of its acquisition. The Board remains very confident of the Group's prospects for the year."

SEC MAIL RECEIVED PROCESSING
JUL 17 2006
WASH. D.C. 199
SECTION

First Quarter FUM Statement

Sales in the three months to 30 June 2006 were $5.3 billion of which Man's global launch, Man IP 220 Ltd, accounted for $1.0 billion. Other private investor sales accounted for $1.4 billion, of which $0.7 billion was from the multiple regional offerings of the Man IP 220 product. Joint venture sales accounted for $0.1 billion. Institutional sales in the quarter were $2.8 billion. Net movements in the leverage on prior year sales added around $0.5 billion along with positive FX of around $0.5 billion offset by negative performance of around $0.5 billion. The split of funds under management is private investor $32.5 billion (31 March 2006: $30.4 billion) and institutional $21.5 billion (31 March 2006: $19.5 billion). Redemptions totalled $1.5 billion, of which private investor were $0.6 billion. The most recent global launch, Man AP Enhanced Series 3 Ltd, raised $0.6 billion but will not start trading until mid-July - it is therefore not included in the above figures for the first quarter.

Enquiries
Man Group plc 020 7144 1000
Peter Clarke
David Browne

Merlin 020 7653 6620
Paul Downes 07900 244888

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 4,000 people in 16 countries, with key centres in London, Pfaeffikon (Switzerland), Chicago and New York. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 Index. Further information on the Man Group can be found at www.mangroupplc.com.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

Man Group plc
4 July 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 3 July 2006, the Net Asset Value of Man AHL Diversified Futures Ltd was US$28.30.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-1.36%
Last 12 months	+18.0%
Annualised return since inception	+13.8%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
27 June 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 26 June 2006, the Net Asset Value of Man AHL Diversified Futures Ltd was US$28.69.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+1.92%
Last 12 months	+18.0%
Annualised return since inception	+13.8%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
4 June 2006

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 30 June 2006, the Net Asset Value of Athena Guaranteed Futures Ltd was US$87.91.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	-3.43%
Last 12 months	+13.7%
Annualised return since inception	+15.0%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com